UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

J.C. Penney Company, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
708160106
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, NY 10019
212-813-3700

With a Copy to:

Stephen Fraidin, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
212-446-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 24, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,075,771

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,075,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,075,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%(1)

14	TYPE OF REPORTING PERSON

	IA
(1) Calculated based on 236,596,234 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of December 3, 2010, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 30, 2010.

1	NAME OF REPORTING PERSON PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,075,771

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,075,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,075,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%(2)

14	TYPE OF REPORTING PERSON

	OO
(2) Calculated based on 236,596,234 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of December 3, 2010, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 30, 2010.

1	NAME OF REPORTING PERSON Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,985,050

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		16,985,050

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,985,050

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.2%(3)

14	TYPE OF REPORTING PERSON

	IA
(3) Calculated based on 236,596,234 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of December 3, 2010, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 30, 2010.

1	NAME OF REPORTING PERSON William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		39,075,771

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		39,075,771

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	39,075,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.5%(4)

14	TYPE OF REPORTING PERSON

	IN
(4) Calculated based on 236,596,234 shares of the Common Stock, 50 cents par value, of J.C. Penney Company, Inc., outstanding as of December 3, 2010, as reported in J.C. Penney Company, Inc.’s quarterly report on Form 10-Q for the quarterly period ended October 30, 2010.

ITEM 1.	SECURITY AND ISSUER
     This amendment No. 3 to Schedule 13D (this “13D Amendment No. 3”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D,) filed on October 8, 2010, as amended and supplemented by amendment No. 1 (the “13D Amendment No. 1”), filed on January 25, 2011 and amendment No. 2 (the “13D Amendment No. 2”), filed on February 10, 2011 (the Original Schedule 13D as amended and supplemented by the 13D Amendment No. 1, the 13D Amendment No. 2 and this 13D Amendment No. 3, the “Schedule 13D”), by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square, PS Management and Pershing Square GP , the “Reporting Persons”), relating to the common stock, par value $0.50 per share (the “Common Stock”), of J.C. Penney Company, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 6501 Legacy Drive, Plano, Texas 75024-3698.
     Capitalized terms not defined in this 13D Amendment No. 3 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.
     As of February 24, 2011, as reflected in this Amendment No. 3 the Reporting Persons beneficially owned an aggregate of 39,075,771 shares of Common Stock (which include 4,156,700 shares of Common Stock underlying listed American-style call options), representing approximately 16.5% of the outstanding shares of Common Stock of the Issuer. The Reporting Persons also have additional economic exposure to approximately 602,600 notional shares of Common Stock under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 39,678,371 shares of Common Stock, representing approximately 16.8% of the outstanding shares of Common Stock of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION
     Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     In connection with the Issuer’s announcement that its board of directors had approved a new $900 million open market share repurchase program to be funded using the Issuer’s existing cash reserves, Pershing Square entered into a stockholders agreement, dated February 24, 2011 (the “Stockholders Agreement”) with the Issuer which is described in Item 6 hereof. The Stockholders Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:
     Pershing Square entered into the Stockholders Agreement with the Issuer in connection with the Issuer’s announcement that its board of directors had approved a new $900 million open market share repurchase program to be funded using the Issuer’s existing cash reserves. The Stockholders Agreement limits the ability of certain Reporting Persons to vote or direct the vote of or to make certain transfers involving securities of the Issuer corresponding to such Reporting Persons’ increased percentage of beneficial ownership of the Issuer’s Common Stock it may obtain as a result of this repurchase program. This summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit(s):
     Exhibit 99.4 Stockholders Agreement

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
     Date: February 25, 2011

PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement*

99.2	Trading Data*
99.3	Letter Agreement*
99.4	Stockholders Agreement

*	Previously Filed